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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]




SALE OF USA INTERACTIVE WARRANTS: ADDITIONAL $36 MILLION IN PROCEEDS FOLLOWING
                             EXERCISE OF GREENSHOE




PARIS, FEBRUARY 28, 2002 - Vivendi Universal (PARIS BOURSE: EX FP; NYSE:V) announced today that the financial institution to which it sold 28 million USA Interactive warrants on February 18 for approximately $240 million has exercised its "greenshoe" option.


In exercising the option, which closed yesterday, the financial institution purchased approximately 4.19 million additional warrants. The proceeds of the sale of part of the USA Interactive warrants held by Vivendi Universal were thus increased by approximately $36 million to total approximately $276 million, all of which has been received by Vivendi Universal.



CONTACTS:

MEDIA
PARIS
Antoine Lefort
+33 (1).71.71.1180
Alain Delrieu
+33 (1).71.71.1086